Eastern Virginia Bankshares

January 15, 2010

Armit Pande
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:           Eastern Virginia Bankshares, Inc.
 Form 10-K for Fiscal Year Ended December 31, 2008
 Form 10-Q for Fiscal Quarter Ended March 31, 2009
 Form 10-Q for Fiscal Quarter Ended June 30, 2009
 Form 10-Q for Fiscal Quarter Ended September 30, 2009
 File No. 0-23565

Dear Mr. Pande:

Eastern Virginia Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated December 16, 2009 and postmarked December 22, 2009, containing comments on the Company’s above referenced filings with the SEC.  This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Form 10-K for fiscal year ended December 31, 2008

Note 19 – SFAS No. 157, Fair Value Measurements, page 85

1.
In your response to comment seven of our letter dated August 6, 2009, we note you state that for real estate in process of construction the original appraiser performs the final inspection to certify the original value.  For nonperforming construction loans please tell us if you consider the value of the partially completed project for your loan loss analysis.  If so, please tell us in detail how you determine the value of the partially completed project and if this valuation has resulted in charge-offs.

330 Hospital Road	Voice: (804)443-8423
P. O. Box 1455	Fax: (804) 445-1047
Tappahannock, VA 22560	e-mail: Ron.Blevins @bankevb.com

Lastly, please confirm that you will include in future filings applicable disclosure about your appraisal policy similar to that provided in your response.

We do consider the value of a partially completed project for our loan loss analysis.  For nonperforming construction loans, we obtain a valuation of each partially completed project “as is” from a third party appraiser.  We use this third party valuation to determine if any charge-offs are necessary.  We have had no charge-offs on construction loans using this procedure.  We will include this information about our appraisal policy in future filings

Form 10-Q for the quarter ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

2.
We note your reference to “noninterest income without unusual items” on page 24 and note “core noninterest earnings” on page 27 of the Form 10-Q.  These measures appear to be non-GAAP measures and they are not required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent that you plan to provide these non-GAAP financial measures in the future, please address the following:

a.
To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

b.
To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10 (e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and

c.
To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in your Item 8 .01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

We commit to provide separate disclosure and reconciliation for any non-GAAP information included in all future filings with the Commission as required by Regulation G,    Regulation S-K, and Instruction 2 to Item 2.02 for Form 8-K and for any other public releases.

Form 10-Q for the quarter ended September 30, 2009

Note 2.  Securities, page 6

3.	Please revise your future filings to provide the contractual maturities of your available-for-sale debt securities as required by ASC 320-10-50 or SFAS 115.

We will revise future Form 10-Q filings to provide contractual maturities of AFS securities in the same manner as is currently provided in Form 10-K.

4.
We refer to your investment securities tables on page 6.  ASC 320-10-50-1B or paragraph 39 of FSB 115-2 and 124-2 provides that disclosures required by the FSB be provided for major security type.  Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail.  Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:

•
Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized mortgage securities as these major security types are specifically required for financial institutions based on the guidance in ASC 320-10-50-1B or paragraph 39 of FSP 115-2 and 124-2

In future filings we commit to separately disclose residential mortgage-backed securities and collateralized mortgage obligations.  We do not hold any commercial mortgage-backed securities.

•
Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt A, interest-only, agency vs. non-agency) based on the nature and risks of the securities; and

In future filings we commit to further segregate mortgage-backed securities if appropriate.  By footnote we will disclose that our mortgage-backed securities are all agency backed and AAA rated with no subprime issues.  Collateralized mortgage obligations will be segregated by agency and non-agency issues.

•	Consider further segregating your trust preferred securities not only by type (e.g.; single issuer vs. polled) as you currently present, but by the class/tranche held (e.g., senior, mezzanine), too.

We commit to segregate our trust preferred securities by tranche in all future filings.

Eastern Virginia Bankshares, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 443-8423.

Thank you for your assistance in this matter.

Sincerely,

/s/ Ronald L. Blevins

Ronald L. Blevins Chief Financial Officer